UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020, or
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .

Commission File Number: 001-13901

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIS BANCORP 401(k) PROFIT SHARING PLAN
B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Ameris Bancorp
3490 Piedmont Road N.E., Suite 1550
Atlanta, Georgia, 30305

AMERIS BANCORP
401(k) PROFIT SHARING PLAN

FINANCIAL REPORT
As of December 31, 2020 and 2019 and for the
Year Ended December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of
Ameris Bancorp 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ameris Bancorp 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental schedule of assets (held at end of the year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/MAULDIN & JENKINS, LLC

We have served as the Plan's auditor since 1999.

Albany, Georgia
June 22, 2021

 2303 DAWSON ROAD • POST OFFICE BOX 71549 • ALBANY, GEORGIA 31708-1549 • 229-446-3600 • FAX 229-446-3664 • www.mjcpa.com
Members of The American Institute of Certified Public Accountants

AMERIS BANCORP
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS
Investments:
Fully benefit-responsive investment contracts, at contract value	$13,193,880	$4,628,849
Pooled separate accounts, at fair value	131,227,289	62,071,730
Mutual funds, at fair value	46,612,057	22,215,879
Ameris Bancorp common stock, at fair value	16,562,370	—
	207,595,596	88,916,458
Receivables:
Employer contributions receivable	175,675	—
Participant contributions receivable	484,642	—
Notes receivable from participants	3,747,750	2,014,725
	4,408,067	2,014,725

NET ASSETS AVAILABLE FOR BENEFITS	$212,003,663	$90,931,183

See Notes to Financial Statements.

AMERIS BANCORP
401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2020

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$20,536,427
Interest and dividends	833,771
21,370,198
Other income
Interest on notes receivable from participants	178,384

Contributions
Employer contributions	5,951,500
Participant contributions	17,773,752
Rollovers	3,638,166
27,363,418

Total additions	48,912,000

Deductions from net assets attributed to:
Benefits paid to participants	25,603,643
Plan expenses	197,398
Total deductions	25,801,041

Net increase	23,110,959

Net assets available for benefits:
Beginning of year	90,931,183

Transferred in from another plan:
Investments	97,191,833
Loans	769,688
97,961,521

End of year	$212,003,663

See Notes to Financial Statements.

AMERIS BANCORP
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1.    PLAN DESCRIPTION

The following description of the Ameris Bancorp 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

        General

The Plan is a defined contribution plan covering all employees of Ameris Bancorp (the “Company”) who are eighteen years of age and older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On July 1, 2019, the Company completed its acquisition of Fidelity Southern Corporation, with the Company surviving. On January 1, 2020, management merged the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan into the Plan, adding net assets in the amount of approximately $98.0 million into the Plan.

        Participation

An employee will become eligible to participate in the 401(k) arrangement and employer contributions on the first day of the month following the completion of 30 days of service with the employer and attaining the age of 18.

        Contributions

Employee Contributions: A participant may elect to contribute, on a before-tax or after-tax basis from 1% of his or her compensation up to the maximum allowed by law. However, the Plan does limit before-tax contributions from those participants considered highly compensated employees, as defined by the Internal Revenue Code (“IRC”). All contributions are subject to the limitations provided in ERISA and the IRC.

The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The automatic deferral rate increases 1% per year to a maximum of 10% unless affirmatively changed by the participant.

Employer Contributions: The Plan provides for a non-elective matching contribution equal to 50% of the employee 401(k) elective deferrals that do not exceed 6% of eligible compensation as defined in the Plan for each payroll period during the year. All contributions are subject to the limitations provided in ERISA and the IRC. The Plan also provides for discretionary contributions; however, no such contributions were made for 2020 or 2019.

NOTES TO FINANCIAL STATEMENTS
NOTE 1.    PLAN DESCRIPTION (CONTINUED)

        Investment Options

Principal Life Insurance Company is the custodian and provides Ameris Bancorp common stock, mutual fund, pooled separate accounts, and fully benefit-responsive investment contract options. Employer contributions, if any, are invested in the same investment selection as the employee contributions. Participants may change investment options at any time. Ameris Bancorp common stock was added as an investment option to the Plan during 2020.

        Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, if any, and (b) Plan earnings or losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

        Vesting

Employee Contribution: All participants are 100% vested as of their participation date.

Employer Matching Contribution: Participants become 20% vested after one year of service and the vesting percentage increases 20% for each year of service thereafter until five years of service, at which time the participant is 100% vested.

        Notes Receivable from Participants

Participants may borrow from their vested account balance. The loan amount must be at least $1,000 up to a maximum equal to the lesser of: (i) 50% of their vested account balance, or (ii) $50,000. Loan terms are up to five years for a general-purpose loan and up to 20 years for a primary residence loan. Loans are secured by the participant's account balance and bear interest at the prime rate, plus one percent. Generally, principal and interest are paid by participants ratably through payroll deductions.

Retirement Benefits

A participant becomes eligible for benefits at the normal retirement date (age 65). If the vested account balance is less than $5,000, then the vested account balance will be distributed in a lump-sum payment. If the vested account balance is more than $5,000, the participant may elect to receive the benefits either as a lump-sum distribution, as part lump-sum and part installments, or as installment payments over a specified period of time or a joint and survivor annuity.

        Disability Benefits

A participant may retire under the Plan in the event of disability and shall be fully vested, eligible to receive the entire amount standing to his or her credit in his or her individual accounts.

        Termination Benefits

Employee Contribution: A participant shall receive 100% of his or her employee contribution if his or her employment is terminated.

NOTES TO FINANCIAL STATEMENTS
NOTE 1.    PLAN DESCRIPTION (CONTINUED)

Employer Contribution: A participant shall receive only his or her vested portion of the employer contribution account if his or her employment is terminated for any reason other than retirement at normal age, disability, or death.

        Death Benefits

If a participant dies while in the service of the Company, his or her beneficiary shall receive the vested amount of the participant’s individual accounts. In the event of death of an inactive participant, any remaining benefits which were payable to the inactive participant shall be paid to his or her beneficiary.

        Forfeitures

Amounts of participants’ forfeited non-vested accounts shall be used to reduce future employer contributions. At December 31, 2020 and 2019, forfeited non-vested accounts totaled $1,136,079 and $232,228, respectively. During the year ended December 31, 2020, forfeited non-vested accounts of $408,837 were used to offset matching contributions and pay Plan administrative expenses.

NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value, except fully benefit responsive investment contracts, as defined in Note 3. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further discussion of fair value. In accordance with generally accepted accounting practices for stating investments at fair value, net unrealized appreciation for the period is reflected in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Benefit-Responsive Investment Contracts: For these investments, the contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

NOTES TO FINANCIAL STATEMENTS
NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Payment of Benefits

Benefits are recorded when paid.

The Coronavirus, Aid, Relief and Economic Security Act (the “CARES Act”), signed into law on March 27, 2020, provided for distribution of benefits up to $100,000 for participants impacted by COVID-19. Distributions were available to participants through December 31, 2020, who were impacted by COVID-19 through a diagnosis of COVID-19, a spouse or dependent diagnosed with COVID-19, or were financially impacted by quarantine, job loss, or reduced hours due to COVID-19. The CARES Act also allowed participants the option to defer required minimum distributions. The Plan did not adopt these provisions in 2020.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 and 2019. If a participant ceases to make loan payments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. Payments on loans are collected through regular payroll deductions.

The CARES Act increased maximum loan amounts up to the lessor of $100,000 or 100% of a participant's vested account balance for new loans through September 23, 2020. Additionally, the CARES Act allowed for the deferral of loan payments for the period March 27, 2020 through December 31, 2020. These provisions were available to participants who were impacted by COVID-19 through a diagnosis of COVID-19 or were financially impacted by quarantine, job loss, or reduced hours due to COVID-19. The Plan did not adopt these provisions in 2020.

Subsequent Events

Plan management has evaluated events and transactions that occurred between December 31, 2020 and the issuance of the report for possible recognition or disclosure in the financial statements.

NOTES TO FINANCIAL STATEMENTS
NOTE 3.    FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement (“ASC 820”), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under this guidance are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:

•quoted prices for similar assets or liabilities in active markets,

•quoted prices for identical or similar assets or liabilities in inactive markets,

•inputs other than quoted prices that are observable for the asset or liability, and

•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTES TO FINANCIAL STATEMENTS
NOTE 3.    FAIR VALUE MEASUREMENTS (CONTINUED)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Ameris Bancorp Common Stock: Valued at quoted market prices for identical assets and is valued at the closing price reported on the active market on which the individual security is traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Pooled separate accounts: Valued at NAV of units of the pooled separate account. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different that the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a pooled separate account, the investment adviser reserves the right to temporarily delay withdrawal from the account in order to ensure that the securities liquidations will be carried out in an orderly business manner. There were no outstanding commitments at December 31, 2020 and 2019.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total

Ameris Bancorp Common Stock	$16,562,370	$—	$—	$16,562,370
Mutual funds	$46,612,057	$—	$—	$46,612,057

Investments measured at net asset value (a) -
pooled separate accounts				$131,227,289
Total investments at fair value				$194,401,716

(a)In accordance with subtopic 820-10, certain investments that were measured at net asset per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS
NOTE 3.    FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total

Mutual funds	$22,215,879	$—	$—	$22,215,879

Investments measured at net asset value (a) -
pooled separate accounts				$62,071,730
Total investments at fair value				$84,287,609
There were no significant transfers of investments among levels during the years ended December 31, 2020 and 2019.

NOTE 4.    GUARANTEED INVESTMENT CONTRACT WITH PRINCIPAL LIFE INSURANCE COMPANY AND PRINCIPAL TRUST COMPANY

The Principal Fixed Income Guaranteed Option is a fully benefit-responsive guaranteed investment contract with Principal Life Insurance Company (“Principal”) totaling $13,193,880 for December 31, 2020, and $4,628,849 for 2019. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting rate is reviewed on a quarterly basis for resetting. The guaranteed investment contract does not permit Principal to terminate the agreement prior to the scheduled maturity date.

This contract meets the fully benefit-responsive investment contract criteria and, therefore, is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; or (5) premature termination of the contract. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

NOTES TO FINANCIAL STATEMENTS
NOTE 4.    GUARANTEED INVESTMENT CONTRACT WITH PRINCIPAL LIFE
    INSURANCE COMPANY AND PRINCIPAL TRUST COMPANY (CONTINUED)

In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include: (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, or (4) a material amendment to the agreement without the consent of the issuer.

NOTE 5.    RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST
        TRANSACTIONS

Plan investments are invested in mutual funds, guaranteed investment contracts, and pooled separate accounts managed by Principal Life Insurance Company as of and for the years ended December 31, 2020 and 2019. Principal Life Insurance Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2020, the Plan held 435,050 shares of Ameris Bancorp common stock. During 2020, the Plan recorded $274,935 in cash dividends on Ameris Bancorp common stock.

NOTE 6.    INCOME TAX STATUS

The Plan is a word-for-word adopter of a prototype plan, for which the custodian received a favorable determination letter from the Internal Revenue Service (“IRS”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not, would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7.    ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Company. Investment related expenses are included in net appreciation of fair value of investments.

NOTE 8.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTES TO FINANCIAL STATEMENTS
NOTE 9.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The COVID-19 pandemic continues to have an unprecedented impact on global and North American economic conditions. These conditions may continue to affect the fair values of Plan assets. The ultimate impact of COVID-19 on the Plan's financial position and results of operations is dependent upon future developments, including the duration of the pandemic and the associated length of its impact on the global economy, which cannot be predicted at this time.

SUPPLEMENTAL SCHEDULE

AMERIS BANCORP
401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER 58-1456434, PLAN 002
DECEMBER 31, 2020

(a)	(b)	(c)	(d)	(e)
Parties-In-Interest	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Cost of Acquisition	Current Value

	INVESTMENTS
*	AMERIS BANCORP COMMON STOCK	Common Stock	**	$16,562,370
	AMERICAN CENTURY INVESTMENT MANAGEMENT - AMERICAN CENTURY MID-CAP VAL R6	Mutual Fund	**	956,614
	CAPITAL RESEARCH AND MGNT CO - AMERICAN FUNDS NEWPRSP R6 FND	Mutual Fund	**	1,612,488
	CAPITAL RESEARCH AND MGNT CO - AMERICAN FUNDS NEWWORLD R6	Mutual Fund	**	755,498
	JP MORGAN INVESTMENT MGMT INC JP MORGAN EQUITY INCOME R6 FD	Mutual Fund	**	3,089,523
	JP MORGAN INVESTMENT MGMT INC JP MORGAN MID CAP GROWTH R5 FD	Mutual Fund	**	2,060,590
	MASSMUTUAL - MASSMUTUAL PREM IN-PRO & INC I	Mutual Fund	**	660,867
	MASSMUTUAL - MASSMUTUAL SEL BLCHP GRW I FD	Mutual Fund	**	8,890,294
	MFS INVESTMENT MANAGEMENT - MFS INTERNATIONAL NEW DISCOVERY R6 FUND	Mutual Fund	**	2,193,577
	PGIM INVESTMENTS, LLC - PGIM TOTAL RET BOND R6 FD	Mutual Fund	**	2,921,831
	VANGUARD GROUP-VANGUARD DEV MKTS INDEX ADM FD	Mutual Fund	**	1,668,832
	VANGUARD GROUP - VANGUARD MID CAP INDEX ADM FD	Mutual Fund	**	3,154,938
	VANGUARD GROUP - VANGUARD SM CA INDEX ADM FUND	Mutual Fund	**	2,592,464
	VANGUARD GROUP - VANGUARD TTL BD MKT IDX ADM FD	Mutual Fund	**	3,258,009
	VANGUARD GROUP - VANGUARD 500 INDEX ADMIRAL FD	Mutual Fund	**	12,796,532
*	FIXED INCOME GUARANTEED OPTION	Investment Contract	**	13,193,880
*	ALLIANCEBERN/CCI/BROWN/EMERALD/ SMALLCAP GROWTH I SEP ACCT	Pooled Separate Account	**	2,801,500
*	DFA/VAUGHAN NELSON/LA CAPITAL SMALLCAP VALUE II SEP ACCT	Pooled Separate Account	**	388,018
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2010 SEP ACCT	Pooled Separate Account	**	3,835,013
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2015 SEP ACCT	Pooled Separate Account	**	5,172,791
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2020 SEP ACCT	Pooled Separate Account	**	11,727,340
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2025 SEP ACCT	Pooled Separate Account	**	25,085,503
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2030 SEP ACCT	Pooled Separate Account	**	23,233,603
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2035 SEP ACCT	Pooled Separate Account	**	18,557,673
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2040 SEP ACCT	Pooled Separate Account	**	14,493,931
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2045 SEP ACCT	Pooled Separate Account	**	11,950,077
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2050 SEP ACCT	Pooled Separate Account	**	7,691,063
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2055 SEP ACCT	Pooled Separate Account	**	4,020,039
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2060 SEP ACCT	Pooled Separate Account	**	1,771,913
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM 2065 SEP ACCT	Pooled Separate Account	**	460,425
*	MULTIPLE SUB-ADVISORS-PRINCIPAL LIFETM STR INC SEP ACCT	Pooled Separate Account	**	38,400
				207,595,596

	LOANS
*	NOTES RECEIVABLE FROM PARTICIPANTS	Loans 3.25% - 6.50%	-	3,747,750

AMERIS BANCORP
401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER 58-1456434, PLAN 002
DECEMBER 31, 2020

(a)	(b)	(c)	(d)	(e)
Parties-In-Interest	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Cost of Acquisition	Current Value
	TOTAL ASSETS HELD FOR INVESTMENT			$211,343,346

	* Represents a party-in-interest

	** Cost information not included as all investments are participant directed

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ameris Bancorp 401(k) Profit Sharing Plan
(Name of Plan)

Date:	June 22, 2021	By:	/s/ Stephanie Huckaby
Stephanie Huckaby
Plan Administrator